Exhibit A

Ceragon Networks Reports Third Quarter 2019 Financial Results

November 4, 2019

CERAGON NETWORKS REPORTS THIRD QUARTER 2019
FINANCIAL RESULTS

Little Falls, New Jersey, November 4, 2019 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today reported results for the third quarter which ended September 30, 2019.

Third Quarter 2019 Highlights:

Revenues - $72.2 million, down 16.6% from the third quarter of 2018, and down 1.1% from the second quarter of 2019.

Gross margin – 32.2%, compared to 35.0% in the third quarter of 2018 and 36.1% in the second quarter of 2019.

Operating income - $2.1 million, compared to $7.9 million in the third quarter of 2018, and $4.1 million in the second quarter of 2019.

Net income - $0.2 million, or $0.00 per diluted share for the third quarter of 2019, compared to $6.2 million, or $0.08 per diluted share, in the third quarter of 2018. Net income for the second quarter of 2019 was $0.8 million, or $0.01 per diluted share.

Non-GAAP results – Gross margin was 32.2%, operating income was $2.6 million, and net income was $0.5 million, or $0.01 per diluted share. For reconciliation of GAAP to non-GAAP results, see the attached tables.

Cash and cash equivalents - $20.5 million at September 30, 2019, compared to $29.0 million at June 30, 2019.

“Results in Q3 were affected mainly by the slowdown in India and a delay in one large project in Latin America,” said Ira Palti, president and CEO of Ceragon. “We are seeing areas of strength in demand, excluding India, and we expect revenue in most regions to improve in Q4 and also during 2020, allowing for typical seasonality in Q1. Driving overall growth next year, particularly in the second half, will be new 5G design wins we currently have in hand.

“Like many other companies in our industry, we have found it necessary to adjust our short-term expectations based on growing global uncertainties such as trade and economic trends causing a more cautious spending environment, coupled with the specific challenges facing operators as they gear up to 5G technology. During this period of transition, we intend to focus on reinforcing our technology leadership with ongoing investment in R&D, maintaining our financial strength with tight expense control, strong working capital management and remaining resilient in order to fully capitalize on the ramp in 5G deployments.”

 Supplemental geographical breakdown of revenue for the third quarter of 2019:

• Europe:	15%

• Africa:	6%

• North America:	11%

• Latin America:	17%

• India:	29%

• APAC:	22%

A conference call to discuss the results will begin at 9:00 a.m. EST. Investors are invited to join the Company’s teleconference by calling USA: (800) 230-1092 or International: +1 (612) 288-0337, from 8:50 a.m. EST. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: https://www.ceragon.com/investors/webcasts, selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA: (800) 475-6701 or International +1 (320) 365-3844 Access Code: 473032. A replay of both the call and the webcast will be available through December 4, 2019.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide smoothly evolve their networks towards 5G, while increasing operational efficiency and enhancing end customers’ quality of experience, with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, that use our solutions to deliver mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology and wireless backhaul solutions provide highly reliable, 5G high-capacity connectivity with minimal use of spectrum, power and other resources. Our solutions enable increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Ceragon’s solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

Join the Discussion

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the  risks relating to the concentration of a significant portion of Ceragon's expected business in certain geographic regions and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues, including the risks of deviations from our expectations of timing and size of orders from these customers; the risk that the current slowdown in revenue from India could extend for a longer period than anticipated; the risk of delays in converting design wins into revenue; risks associated with any failure to effectively compete with other wireless equipment providers; the risk that the rollout of 5G services could take longer than anticipated; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:
Ran Vered
+972 3 543 1595
investor@ceragon.com

Media:
Tanya Solomon
+972 3 5431163
media@ceragon.com

-tables follow-

Ceragon Reports Third Quarter 2019 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018

Revenues	$72,163	$86,529	$214,327	$258,132
Cost of revenues	48,924	56,245	140,095	171,495

Gross profit	23,239	30,284	74,232	86,637

Operating expenses:
Research and development, net	6,736	7,436	19,154	21,471
Selling and marketing	9,756	10,510	29,339	31,441
General and administrative	4,610	4,438	16,246	14,087

Total operating expenses	$21,102	$22,384	$64,739	$66,999

Operating income	2,137	7,900	9,493	19,638

Financial expenses, net	1,378	797	4,317	5,477

Income before taxes	759	7,103	5,176	14,161

Taxes on income	415	952	2,947	2,714
Equity loss in affiliates	158	-	472	-

Net income	$186	$6,151	$1,757	$11,447

Basic net income per share	$0.00	$0.08	$0.02	$0.15
Diluted net income per share	$0.00	$0.08	$0.02	$0.14

Weighted average number of shares used in computing basic net income per share	80,303,699	78,455,128	80,202,791	78,256,060

Weighted average number of shares used in computing diluted net income per share	81,652,356	81,172,392	82,012,013	80,696,365

Ceragon Reports Third Quarter 2019 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30, 2019	December31, 2018
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$20,524	$35,581
Short - term bank deposits	-	515
Trade receivables, net	126,196	123,451
Other accounts receivable and prepaid expenses	14,270	12,135
Inventories	67,717	53,509

Total current assets	228,707	225,191

NON-CURRENT ASSETS:
Long-term bank deposits	16	504
Deferred tax assets	6,824	7,476
Severance pay and pension fund	5,773	5,096
Property and equipment, net	34,890	33,613
Intangible assets, net	8,003	6,576
Other non-current assets	17,854	4,544

Total non-current assets	73,360	57,809

Total assets	$302,067	$283,000

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$60,357	$78,892
Deferred revenues	4,734	3,873
Short- term loans	17,400	-
Other accounts payable and accrued expenses	27,291	27,256

Total current liabilities	109,782	110,021

LONG-TERM LIABILITIES:
Deferred tax liability	18	28
Accrued severance pay and pension	10,595	9,711
Deferred revenues	6,265	-
Other long-term payables	11,529	3,672

Total long-term liabilities	28,407	13,411

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	215	214
Additional paid-in capital	417,392	415,408
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(8,640)	(9,208)
Accumulated deficits	(224,998)	(226,755)

Total shareholders' equity	163,878	159,568

Total liabilities and shareholders' equity	$302,067	$283,000

Ceragon Reports Third Quarter 2019 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Cash flow from operating activities:
Net income	$186	$6,151	$1,757	$11,447
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,573	2,094	7,011	5,595
Stock-based compensation expense	422	450	1,594	1,482
Decrease (increase) in trade and other receivables, net	6,616	3,804	(3,572)	3,695
Decrease (increase) in inventory, net of write off	5,736	(1,719)	(15,077)	5,330
Decrease (increase) in deferred tax asset, net	(194)	(62)	1,042	348
Increase (decrease) in trade payables and accrued liabilities	(30,760)	2,824	(21,297)	(7,413)
Increase in long and short – term deferred revenues	1,023	1,684	7,173	3,480
Other adjustments	(33)	295	(169)	109
Net cash provided by (used in) operating activities	$(14,431)	$15,521	$(21,538)	$24,073

Cash flow from investing activities:
Purchase of property and equipment, net	(2,409)	(2,276)	(9,116)	(6,233)
Purchase of intangible assets, net	(249)	(1,488)	(3,041)	(2,824)
Proceeds from bank deposits	-	-	920	-
Net cash used in investing activities	$(2,658)	$(3,764)	$(11,237)	$(9,057)

Cash flow from financing activities:
Proceeds from share options exercise	135	189	391	563
Proceeds of short-term bank credits and loans, net	8,500	-	17,400	-
Net cash provided by financing activities	$8,635	$189	$17,791	$563

Translation adjustments on cash and cash equivalents	$(63)	$(22)	$(73)	$(134)
Increase (decrease) in cash and cash equivalents	$(8,517)	$11,924	$(15,057)	$15,445
Cash and cash equivalents at the beginning of the period	29,041	29,398	35,581	25,877
Cash and cash equivalents at the end of the period	$20,524	$41,322	$20,524	$41,322

Ceragon Reports Third Quarter 2019 Results

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018

GAAP cost of revenues	$48,924	$56,245	$140,095	$171,495
Stock based compensation expenses	(13)	(15)	(44)	(33)
Changes in indirect tax positions	(4)	(11)	(34)	(38)
Non-GAAP cost of revenues	$48,907	$56,219	$140,017	$171,424

GAAP gross profit	$23,239	$30,284	$74,232	$86,637
Gross profit adjustments	17	26	78	71
Non-GAAP gross profit	$23,256	$30,310	$74,310	$86,708

GAAP Research and development expenses	$6,736	$7,436	$19,154	$21,471
Stock based compensation expenses	(84)	(83)	(285)	(210)
Non-GAAP Research and development expenses	$6,652	$7,353	$18,869	$21,261

GAAP Sales and Marketing expenses	$9,756	$10,510	$29,339	$31,441
Stock based compensation expenses	(171)	(161)	(553)	(447)
Non-GAAP Sales and Marketing expenses	$9,585	$10,349	$28,786	$30,994

GAAP General and Administrative expenses	$4,610	$4,438	$16,246	$14,087
Stock based compensation expenses	(154)	(191)	(712)	(792)
Non-GAAP General and Administrative expenses	$4,456	$4,247	$15,534	$13,295

GAAP financial expenses	$1,378	$797	$4,317	$5,477
Recovery of devaluation related expenses in Venezuela	-	969	-	969
Leases – financial income (expenses)	91	-	(101)	-
Non-GAAP financial expenses	$1,469	$1,766	$4,216	$6,446

GAAP Tax expenses	$415	$952	$2,947	$2,714
Non cash tax adjustments	182	(58)	(1,090)	(526)
Non-GAAP Tax expenses	$597	$894	$1,857	$2,188

GAAP equity loss in affiliates	$158	$-	$472	$-
Other non-cash adjustments	(158)	-	(472)	-
Non-GAAP equity loss in affiliates	$-	$-	$-	$-

Ceragon Reports Third Quarter 2019 Results

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended		Nine months ended,
	September 30,		September 30,
	2019	2018	2019	2018

GAAP net income	$186	$6,151	$1,757	$11,447
Stock based compensation expenses	422	450	1,594	1,482
Changes in indirect tax positions	4	11	34	38
Leases – financial expenses (income)	(91)	-	101	-
Non-cash tax adjustments	(182)	58	1,090	526
Recovery of devaluation related expenses in Venezuela	-	(969)	-	(969)
Other non-cash adjustment	158	-	472	-
Non-GAAP net income	$497	$5,701	$5,048	$12,524

GAAP basic net income per share	$0.00	$0.08	$0.02	$0.15

GAAP diluted net income per share	$0.00	$0.08	$0.02	$0.14

Non-GAAP diluted net income per share	$0.01	$0.07	$0.06	$0.15

Weighted average number of shares used in computing GAAP basic net income per share	80,303,699	78,455,128	80,202,791	78,256,060

Weighted average number of shares used in computing GAAP diluted net income per share	81,652,356	81,172,392	82,012,013	80,696,365

Weighted average number of shares used in computing Non-GAAP diluted net income per share	81,814,367	81,546,013	82,254,919	81,027,179